Exhibit H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-           )

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")




Unitil Corporation  (70-    )

         Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire, 03842- 1270, a registered holding company, has filed a declaration under Section 12 of the Act and Rule 45 thereunder.

         Unitil requests authorization to guarantee the obligations of its service company subsidiary, Unitil Service Corp. ("Unitil Service"), under a lease agreement between Unitil Realty Corp., a wholly-owned subsidiary of the Company ("Unitil Realty"), as lessor, and Unitil Service, as lessee (the "Lease"), in an amount not to exceed $12,000,000.

         In August 1996, Unitil Realty completed construction of a new corporate office facility for Unitil Service in Hampton, New Hampshire (the "Facility") at a cost of approximately $9,000,000. Unitil Service is the only tenant of the Facility.

         Unitil Realty has received a commitment for permanent debt financing for the Facility. In order for Unitil Realty to obtain the most favorable financing rate, Unitil has agreed to guarantee Unitil Service's obligations under the Lease, (the "Guarantee"). Under the Lease, Unitil Service is obligated to pay rent payments covering the cost of principal and interest to Unitil Realty, return on equity for Unitil Realty and certain other expenses such as property taxes, insurance, utilities, repairs, maintenance, leasehold improvements and alterations.